Filed by Liberty Interactive Corporation pursuant to
Rule 425 under the Securities Act of 1933

Subject Company: zulily, inc.

Commission File No.: 001-36188

Slide Deck Regarding QVC, Inc. Provided to Employees of zulily, inc.

L e t ' s c h a n g e t h e w a y t h e w o r l d s h o p s . U S | J A P A N | G E R M A N Y | A U S T R I A | U K | I R E L A N D | I T A L Y | F R A N C E | C H I N A / C N R M A L L

Additional Information and Where to Find It The exchange offer for the outstanding shares of ::uli(1·, inc. ("::uli(1·") has not yet commenced. This communication is for informational purposes on(Y and is neither an offer to purchase nor a solicitation of an offer to sell shares of ::uli(1· or Liberty Intemctil'e C01pomtion ("Liberty Interacth•e") or to purchase shares of Liberf:t· Interacth·e, nor is it a substitute for the registration statement and exchange offer materials that Liberty Interacth·e and/or its acquisition subsidiary will file 1rith the US. Securities and Exchange Commission (the "SEC") upon commencement of the exchange offer. At the time the offer is commenced, Liberf:t· Interacth·e and/or its acquisition subsidim· H'ill file exchange offer materials on Schedule TO and a registration statement on Form S-4 with the SEC, and :uli(1· will .file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC 11·ith respect to the exchange offer. The exchange offer materials (including a Prospectus/Offer to Exchange, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement 11'ill contain important information. Holders of shares of ::uli(v are urged to read these documents ll'hen they become ami/able because they H'ill contain important infonnation that holders of ::uli(1· securities should consider before mahng any decision regarding tendering their securities. The Prospectus/Offer to Exchange, the related Letter of Transmittal and certain other offer documents, as H'ell as the Solicitation/Recommendation Statement, H'ill be made ami/able to all holders of slwres of ::ulily at no e:...pense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made amilableforfree at the SEC 's 1reb site at ' ,.. 1111"1 u.g '. Free copies of these documents lt 'ill be made available by ::ulily by mail to ::uli(1·, inc., 2601 Elliott A1•enue, Suite 200, Seattle, WA, 98121, Attention: Erica Yamamoto and free copies of the exchange offer materials 1rill be made ami/able by Liberty by directing a request to Liberf:t: Interactive, 12300 Liberf:t· Boulemrd, Englewood, CO, 80112, Attention: Irrrestor Relations, Telephone (720) 875-5420. In addition to the Prospectus/Offer to Exchange, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, Liberty Intemctive and ::uli(Y.file annual, quarter(1· and special reports and other information H'ith the SEC. You may read and copy any reports or other information filed by Liberty Intemcth·e or ::ulirv at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Liberty Interacth·e's and ::uli(v's filings H"ith the SEC are also available to the public from commercial document-retrieral sen·ices and at the ll'ebsite maintained by the SEC at 'tft?. ., sec.gm .

Who is QVC? UK Ireland Germany Austria Italy France Japan US China World’s leading video and ecommerce retailer • • • • $8.8B net revenue worldwide (2014) Programming reaches 9 countries and approximately 340M homes $3.5B eCommerce revenue (2014) Ranked #8 in mobile commerce among multi-category retailers by Internet Retailer 3

29-Year Track Record of Growth In its first three decades, QVC has shown remarkably $9B $8B $7B $6B $5B $4B $3B $2B $1B $0B ‘14 ‘86 ‘87 ‘88 ‘89 ‘90 ‘91 ‘92 ‘93 ‘94 ‘95 ‘96 ‘97 ‘98 ‘99 ‘00 ‘01 ‘02 ‘03 ‘04 ‘05 ‘06 ‘07 ‘08 ‘09 ‘10 ‘11 ‘12 ‘13 United States International 4 steady growth, and truly transformed itself --from a US TV shopping channel to the world’s leading video and ecommerce retailer. Sure enough, with $8.8 billion in global 2014 revenues and $3.5 billion in 2014 ecommerce sales, QVC now ranks as the #8 largest mobile commerce retailer among multi-category retailers. Clearly, QVC is more than a TV network. At its heart, QVC is a retailer. And like any good retailer, its success is rooted in a deep cultural commitment to pleasing its customers.

Our Most Revealing Statistics 87.5% 90% ease of doing business 5 85.4% % of revenues derived from repeat customers The secret to QVC’s sustained growth is no secret: it’s all about trust. We’ve found the best way to nurture customer relationships is to under-promise and over-deliver with demanding quality standards and efficient and friendly service. While QVC reads and responds to customer feedback in real time, every decision we make is ultimately governed by a concern for what’s right for the customer long term. We know that while the productivity of our next 5 minutes will be driven by how compelling our product presentation is, the productivity of our next 5 years will be driven by how our customer feels about the whole experience of shopping with us. In contrast to traditional retail, QVC does not believe in markdowns as a strategy. Instead we focus on how our customer will feel when she receives the package and actually uses the product at home. Did it arrive when we promised? Did it live up to her expectations? Have we earned her trust, so that she will shop with us again? QVC’s customer-centric culture helps explain why over 90% of QVC’s annual revenues each year come from repeat customers – people who have come to know and trust us. And it’s a big reason QVC people are proud to work here. overall satisfaction 92.2% intention to reorder Source: QVC Customer Insights – February 2015 – Order Entry Rate Q V C| |

Our Most Revealing Statistics QVC US Retention Rate for 2014 By Number of Purchases 96% 83% 75% 65% 6 37% New Customer 2 3 4 5+ Source: QVC Customer Insights – February – US 2014 Repeat Purchase Rate Q V C| |

Fostering Relationships QVC has an advantage over most retailers: our ability to foster relationships. QVC associates interact live with our customers, 24/7, through our commerce platforms, contact centers and community forums. Of course, our most visible ambassadors are our program hosts. They are incredibly talented multitaskers, presenting products while interacting with guests and receiving real time updates from their producer, all at the same time. There are no rehearsals, no scripts. And they are at their best in those moments when the barbecue sauce gets spilled, and their true selves are revealed. Example: program host David Venable, “QVC’s Resident Foodie”, truly enjoys his job. He attracts an avid following of fellow foodies by sharing his passion for the social rewards of cooking and entertaining, and for dishing out memorable one liners like “I do not want to live in a world without potatoes”…and “I need some private time with that sandwich”… For Halloween last year, David dressed up as a 6’5” strip of bacon. In a recent New York Times profile, he confessed to the reporter: “Tofu was a tough sell”. These are what we call moments of truth. And they are an essential part of the QVC experience. 7

Awards and Recognition #8 largest mobile commerce player among multi-category retailers #5 among general merchandise online retailers #1 in the Customer Satisfaction for Web and #2 among mass merchants for Mobile in 2014 #3 on the 2015 US Customer Experience Index ® #1 for creative fundraising strategies America's Top Employers in 2015 Philadelphia Top Workplace 7 Bronze and 1 Silver award QVC UK named one of the 2014 Top 50 Companies for Customer Services Awards QVC Germany received the highest score overall for best online shop Silver award in e-Commerce Customer Service and a bronze in the Contact Center of the Year for 2015 2014 Prestige Beauty Retailer by WWD Magazine 8

Brands A growing family of the world’s most progressive brands are finding QVC to be more than just a new source of sales volume: It serves as a powerful multimedia brand-building platform. Apple ® 9

The Makings of a Great QVC Item QVC Merchants have a keen eye for stories. Some of the story elements that make for successful QVC items include… • An innovation that is new to the marketplace and addresses a common, everyday problem; A unique design inspiration or point of view that fills a void in the market; A demonstrable benefit, with features that add real value, but that might be overlooked in conventional brick & mortar or ecommerce environments; An authentic human story behind it; Lasting quality that delivers on the promise. • • QVC is a living organism. Virtually the entire enterprise, • • from the broadcast studios and digital platforms to the call centers and inventory management system – is ‘live’, with customer response visible in increments of 6 seconds. This recipe is naturally suited to entrepreneurs: • Entrepreneurs and small businesses have always been the engine of innovation in the economy Product differentiation is essential to their success As retail market share becomes increasingly concentrated, small businesses are increasingly challenged to get their foot in the door As marketing costs rise, and retail becomes increasingly search driven, QVC represents a new way for small businesses to create marketplace demand Great brands typically start small, with great items. Getting real-time consumer feedback can be a humbling experience, or an adrenalin rush. Either way, we’ve yet to meet a merchant or marketer who isn’t fascinated by this aspect of QVC’s business. • • • • 10

A Community of Storytellers "It was such an exhilarating experience to be on QVC speaking to so many women about my philosophy, and hearing their concerns and thoughts on makeup...This was an amazing opportunity." Bobbi Brown 11

Supporting the Success & Wellness of Women


QVC and CEW present
BEAUTY
with
BENEFITS


20th
QVC
FFANY


QVC Presents
SUPER
SATURDAY
LIVE
BENEFITING
Ovarian Cancer Research Fund

Supporting the **success and wellness of women through the power of relationships** is our charitable mission. It is a community involvement strategy that allows us to give back to the women who have helped us become the company we are today.

QVC generated **over $5.1 million in 2014** for breast and ovarian cancer research and services for working people with cancer through our flagship cause marketing broadcasts: **FFANY Shoes on Sale, Super Saturday Live and Beauty with Benefits.**

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A Multiscreen Shopping Experience


340M Homes Reached Globally
880M+ Visits to eCommerce Sites Globally
TV
Web
Mobile
Tablet
Pinterest
Contact Center
167M Customer Calls Globally
Our best customers engage on all screens
Instagram
2.2M+ Global "Fans"*
Facebook
YouTube
Twitter
Blogs

*Facebook flagship page as of Sept. 9, 2015
Does not include QVC program host pages

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Retail Omnivore From Saks to Sephora and everything in between, QVC is influencing the brand preferences of people who shop everywhere. This data from Experian Simmons shows the propensity of QVC viewers to make purchases at a sampling of better retailers. Propensity to Shop Selected Retailers QVC Customer vs. US avg. 2.0x 2.0x 1.9x 1.9x 1.4x Source: Experion Simmons, 2014 14 1.7x1.7x 1.5x 1.2x

Win-Win for Our Vendors "QVC has been a pioneer in building brands," says Karen Grant of NPD, "and has carved out a space that doesn't compete with prestige but is complementary." "...Executives are finding that the increased awareness that comes from appearing on QVC is actually driving more customers to department stores and specialty store counters, rather than cannibalizing from a brand's existing sales." - Women's Wear Daily 15

Culture & Values

Visitors routinely tell us they are struck by a pervasive sense of positive energy when they walk the hallways of a QVC site. It could be a reflection of the real time nature of our business; but it's also reflective of the sort of people QVC attracts: affirmative, can-do, team oriented people who thrive in an environment where yesterday is ancient history.

Spend some time with QVC team members and you quickly get a sense of what a unique, values-driven organization it is. They'll tell you that our greatest strength – our collaborative culture – is in some ways also our greatest challenge. We're working on improving our agility without losing that special team dynamic.

You'll also sense in them a deep feeling of pride in where they work.


QVC Associate Attitudes
QVC
Industry Norm
engagement
74%
68%
I am proud to work for QVC
84%
70%
I am proud of QVC's involvement in the community and social causes
82%
58%
Our customers should feel confident about the quality of our products and services
87%
79%


Our Values
Customer Focus
Exceeding the expectations of every customer.
Teamwork
Working together to succeed.
Pioneering Spirit
Initiating and embracing new ideas with enthusiasm.
Commitment to Excellence
Acting to make a difference, being responsible for our actions, and continually striving to improve.
Respect and Concern for Each Other
Accepting and supporting each other personally and professionally.
Ethics and Integrity
Keeping our word and doing the right thing.
Openness and Trust
Relying on each other and communicating with honesty and acceptance.
Fun Along the Way
Recognizing contributions, maintaining perspective, and celebrating successes.
We live them every day.
We foster them through leadership.

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